Wells Fargo Funds Management, LLC

525 Market Street, 12th Floor

San Francisco, CA 94105

March 18, 2015

VIA EDGAR

EDGAR Operations Branch
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:       Withdrawal of Post-Effective Amendment on Form N-1A

Accession Number: 0001081400-15-000150 (File No.: 333-74295)

Ladies and Gentlemen:

Pursuant to Rule 477 of the Securities Act of 1933, please accept this letter as a request for the Commission's consent to the withdrawal of the above-captioned Post-Effective Amendment to the Registration Statement filed on Form 485BPOS on March 18, 2015 (the "Registration Statement") for Wells Fargo Funds Trust (the "Trust") (Accession Number: 0001081400-15-000150).

The filing of Form 485BPOS for the Trust was intended to add XBRL data to a 485BPOS filing done on February 26, 2015 (SEC Accession No. 0001081400-15-000115) but was filed with incorrect Post-Effective Amendment numbers. We will be replacing the above-referenced Post-Effective Amendment (Accession Number: 0001081400-15-000150) on March 18, 2015.

Please direct all inquiries to Brian Montana at 617-210-3662.

Very truly yours,
\s\ Brian Montana
Brian Montana